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                             March 29, 2024

       Rui Fang
       Chief Executive Officer
       Yuanbao Inc.
       Building 2 No. 8 Beichen West Road
       Chaoyang District, Beijing, 100101
       The People's Republic of China

                                                        Re: Yuanbao Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on March
15, 2024
                                                            CIK No. 0001995520

       Dear Rui Fang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 1, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Conventions that Apply to This Prospectus, page 14

   1. We note your response to prior comment 2 and reissue. While we note the changes made throughout in an effort
to clarify when disclosure relates to Affiliated Entities or PRC
                                                        Operating Entities, the
disclosure on page 15 continues to indicate that    we,       us,       our
                                                        company,       our
or    Yuanbao       also includes the VIE and its respective subsidiaries    in
                                                        the context of
describing your business operations. Please refrain from using terms such as
                                                           we    or    our
when describing activities or functions of a VIE. Please revise to clearly disclose how you will
refer to the holding company, subsidiaries, and VIEs when
 Rui Fang
FirstName  LastNameRui Fang
Yuanbao Inc.
Comapany
March      NameYuanbao Inc.
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
         providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
Revenue, page 109

2. We note your response to comment 6, including your proposed revised disclosures setting forth the breakdown of insurance distribution services revenue by category of insurance products and by short-term insurance and long-term insurance. Please revise your disclosure accompanying this breakdown of revenue to include explanations of the key drivers of fluctuations in overall insurance distribution services revenue, as well as the revenue associated with each of the different insurance products, and any known trends that are likely to impact future earnings.
3. We note your response to comment 6 that insurance distribution services revenue totaled
         RMB208,342,000 and RMB334,255,000 for the fiscal years ended December 31, 2021 and 2022, respectively. We also note your disclosure on page 23 that the VIE and its subsidiaries, which are primarily engaged in and generate revenue from the provision for insurance distribution services to its partnered insurance carriers had revenue totaling
         RMB214,669,000 and RMB438,353,000 for the fiscal years ended December 31, 2021 and 2022, respectively. Please tell us, and revise your filing to explain, the underlying reasons for the difference in revenue from insurance distribution services included in the breakdown of insurance distribution revenue by category of insurance products and that reported for your VIE and its subsidiaries on page 23.
4. We note your response to comment 7, including your proposed revised disclosures setting forth the breakdown of other services contracts executed with partnered insurance carriers.
         Please revise your disclosure accompanying this breakdown of revenue to include explanations of the key drivers of fluctuations in overall other services revenue, as well as the revenue associated with both precise marketing services, analytics services, and other system services, and any known trends that are likely to impact future earnings. In addition, please revise your disclosure to include an enhanced description of the precise marketing services and analytics services similar to that provided in your response to comment 4.
5. We note your response to comment 7 that other services (system services) revenue totaled
         RMB174,084,000 and RMB515,560,000 for the fiscal years ended December 31, 2021 and 2022, respectively. We also note your disclosure on page 23 that the WFOE and its subsidiary, which are primarily engaged in the provision of other services to its partnered insurance carriers had revenue totaling RMB170,773,000 and RMB411,897,000 for the fiscal years ended December 31, 2021 and 2022, respectively. Please tell us, and revise your filing to explain, the underlying reasons for the difference in revenue from other services (system services) included in the breakdown of other services revenue by type of service and that reported for your WFOE and its subsidiary on page 23. Rui Fang
Yuanbao Inc.
March 29, 2024
Page 3
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
p) Revenue recognition, page F-21

6.       We note your response to comment 4. Your revenue recognition policy disclosures
         indicate that the contract combination criteria under ASC 606-10-25-9 are not met and therefore, insurance distribution contracts and other services (system services) contracts are not combined. Please revise the financial statements and all other relevant disclosures throughout the document to separately present the revenues from insurance distribution
         services and    other services    separately. Refer to ASC
606-10-50-5.
       Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRui Fang                                     Sincerely,
Comapany NameYuanbao Inc.
                                                               Division of
Corporation Finance
March 29, 2024 Page 3                                          Office of
Finance
FirstName LastName